EXHIBIT 21.1


                 SUBSIDIARIES OF ISSUER AS OF DECCMBER 31, 2003


The company has two operating subsidiaries. They are as follows:

Financial Software, Inc.:

Financial Software, Inc. is incorporated under the laws of the State of California.


Realty Capital Corporation:

Realty Capital Corporation is incorporated under the laws of the State of California and does business under the name Silverado Mortgage.